(d)(1)(A)(iv)

May 1, 2017

Voya Investors, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated November 18, 2014, among Morgan Stanley Investment Management, Inc. (“Morgan Stanley”), sub-adviser to VY® Morgan Stanley Global Franchise Portfolio (the “Portfolio”), Voya Investors Trust (the “Registrant”), and Directed Services LLC (“DSL”)(1), the sub-advisory fee rate for the Portfolio was reduced on July 1, 2015.  On May 1, 2017, a new Sub-Advisory Agreement was executed between Morgan Stanley and Voya Investments, LLC (“VIL”).

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual management fee for the Portfolio, if a benefit exists, with a corresponding reduction (the “Reduction”), for the period from May 1, 2017 through May 1, 2018.  The Reduction shall be calculated as follows:

Reduction = 50% x (the sub-advisory fee rate for the Portfolio prior to July 1, 2015 — the sub-advisory fee rate for the Portfolio after July 1, 2015)

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of the Registrant.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

(1)  Effective May 1, 2017, VIL replaced DSL as the investment manager for the Portfolio.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Robert P. Terris
Robert P. Terris
Senior Vice President
Voya Investments, LLC

AGREED AND ACCEPTED:

Voya Investors Trust

(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President